Exhibit 99.4

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of the any state of the United States. Accordingly, these securities may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) (“U.S. Persons”) except in accordance with the Underwriting Agreement (as defined herein) and pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to any U.S. Person. See “Plan of Distribution.”

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	October 26, 2012

ALGONQUIN POWER & UTILITIES CORP.

$120,000,000

4,800,000 Cumulative Rate Reset Preferred Shares, Series A

This short form prospectus qualifies the distribution (the “Offering”) of 4,800,000 Cumulative Rate Reset Preferred Shares, Series A (the “Series A Shares”) of Algonquin Power & Utilities Corp. (“Algonquin” or the “Corporation”) at a price of $25.00 per Series A Share (the “Offering Price”). For the initial six year period from and including the Closing Date (as defined below) to, but excluding December 31, 2018 (the “Initial Fixed Rate Period”), the holders of Series A Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation (the “Board of Directors”), payable quarterly on the last business day of March, June, September and December in each year at an annual rate equal to $1.1250 per Series A Share. The initial dividend, if declared, will be payable December 31, 2012 and will be $0.1603 per Series A Share, based on the anticipated closing date of November 9, 2012 (the “Closing Date”). See “Details of the Offering”.

For each five-year period after the Initial Fixed Rate Period (each, a “Subsequent Fixed Rate Period”), the holders of the Series A Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of each of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per Series A Share determined by multiplying the Annual Fixed Dividend Rate (as defined below) applicable to such Subsequent Fixed Rate Period by $25.00. The Annual Fixed Dividend Rate for each Subsequent Fixed Rate Period will be equal to the sum of the Government of Canada Yield (as defined herein) on the 30th day prior to the first day of such Subsequent Fixed Rate Period plus 2.94%. See “Details of the Offering”.

Option to Convert Into Series B Shares

Each holder of Series A Shares will have the right, at its option, to convert all or any of its Series A Shares into Cumulative Floating Rate Preferred Shares, Series B (the “Series B Shares”) of the Corporation on the basis of one Series B Share for each Series A Share converted, subject to certain conditions, on December 31, 2018 and on December 31 (or the next business day, if such day is not a business day) every five years thereafter. The holders of Series B Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year, in the annual amount per Series B Share determined by multiplying the applicable Floating Quarterly Dividend Rate (as defined herein) by $25.00. The Floating Quarterly Dividend Rate for a Quarterly Floating Rate Period (as defined herein) will be equal to the sum of the T-Bill Rate (as defined herein) plus 2.94% per annum (calculated on the basis of the actual number of days in the applicable Quarterly Floating Rate Period divided by 365) determined on the 30th day prior to the first day of the applicable Quarterly Floating Rate Period. See “Details of the Offering”.

The Series A Shares will not be redeemable by the Corporation prior to December 31, 2018. On December 31, 2018 and on December 31 (or the next business day, if such day is not a business day) every five years thereafter, the Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem for cash all or any number of the outstanding Series A Shares for $25.00 per Series A Share, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation). See “Details of the Offering – Description of the Series A Shares – Redemption”.

The Series B Shares will not be redeemable by the Corporation on or prior to December 31, 2018. The Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Series B Shares by payment in cash of a per share sum equal to (i) $25.00 in the case of redemptions on December 31, 2023 and on December 31 (or the next business day, if such day is not a business day) every five years thereafter) (each a “Series B Conversion Date”), or (ii) $25.50 in the case of redemptions on any date which is not a Series B Conversion Date after December 31, 2018, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation). See “Details of the Offering – Description of the Series B Shares – Redemption”.

The Series A Shares and the Series B Shares do not have a fixed maturity date and are not redeemable at the option of the holders thereof. See “Risk Factors”.

Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies (Canada) Corporation (“S&P”) has assigned a provisional rating of P-3 for the Series A Shares. DBRS Limited (“DBRS”) has assigned a provisional rating of Pfd-3 (low). See “Credit Ratings”.

The Corporation has applied to the Toronto Stock Exchange (the “TSX”) to list the Series A Shares issued under the Offering and the Series B Shares issuable on conversion of the Series A Shares. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX. There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

Price: $25.00 per Series A Share to yield initially 4.50% per annum

	Price to the Public	Fees (1)	Net Proceeds to the Corporation(2)

Per Series A Share	$25.00	$0.75	$24.25
TOTAL	$120,000,000	$3,600,000	$116,400,000

(1)

The Underwriters’ fee for the Series A Shares is $0.25 for each such share sold to certain institutions and $0.75 per share for all other Series A Shares sold by the Underwriters. The Underwriters’ fee indicated in the table assumes that no Series A Shares are sold to such institutions and is equal to 3% of the gross proceeds of the Offering.

(2)

After deducting the Underwriters’ fees but before deducting expenses of the Offering, estimated to be approximately $0.7 million, which, together with the Underwriters’ fee, will be paid by the Corporation.

Investing in the Series A Shares and the Series B Shares involves risks that should be considered by prospective purchasers, certain of which are described in the “Risk Factors” section of and elsewhere in this short form prospectus including in the documents incorporated by reference.

The terms of the Offering were determined by negotiations between the Corporation and Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc. RBC Dominion Securities Inc., Canaccord Genuity Corp., Raymond James Ltd. and Cormark Securities Inc. (collectively, the “Underwriters”). The Underwriters, as principals, conditionally offer the Series A Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP. The terms of the Offering were established through negotiation between the Corporation and the Underwriters. See “Plan of Distribution”.

Subject to applicable laws and in connection with this distribution, the Underwriters may effect transactions which stabilize or maintain the market price of the Series A Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

After the Underwriters have made a bona fide effort to sell all of the Series A Shares offered under this short form prospectus at the Offering Price fixed in this short form prospectus, the Underwriters may reduce the Offering Price or otherwise change the selling terms from time to time. Any such reduction should not affect the proceeds received by the Corporation. See “Plan of Distribution”.

Subscriptions for the Series A Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about November 9, 2012 or on such later date as the Corporation and the Underwriters may agree. At closing, a book entry only certificate representing the Series A Shares distributed hereunder will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Closing Date. The Corporation understands that a purchaser of Series A Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series A Shares are purchased. See “Book-Entry Only System”.

Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and National Bank Financial Inc. are wholly-owned indirect subsidiaries of Canadian chartered banks which have provided credit facilities to the Corporation and a subsidiary entity of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Persons”.

The earnings coverage ratios for the Corporation for the twelve-month periods ended December 31, 2011 and June 30, 2012 is less than one-to-one. See “Earnings Coverage Ratios”.

In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

The registered and head office of the Corporation is located at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the various provincial securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this short from prospectus and are available under the Corporation’s profile on SEDAR at www.sedar.com:

(a)	the annual information form of the Corporation dated March 30, 2012 for the year ended December 31, 2011 (the “AIF”);

(b)	the consolidated financial statements of the Corporation as at and for the years ended December 31, 2011 and 2010 together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2011;

(d)

the unaudited interim consolidated financial statements of the Corporation as at and for the six months ended June 30, 2012, together with the notes thereto (the “Second Quarter Financial Statements”);

(e)	MD&A of the Corporation for the six-month period ended June 30, 2012;

(f)

the material change report of the Corporation dated and filed on February 1, 2012 in respect of the Corporation’s withdrawal from a minority investment First Wind Holdings, LLC’s wind portfolio in the North East United States;

(g)

the material change report of the Corporation dated and filed on July 10, 2012 in respect the completion of the acquisition of an interest in a portfolio of wind power facilities under construction by an affiliate of Gamesa Corporación Tecnológica, S.A. (“Gamesa”) in the United States.

(h)

the material change report of the Corporation dated and filed on August 17, 2012 in respect of a subsidiary entity of the Corporation entering into agreements to acquire natural gas distribution assets located in Georgia and a water distribution utility located in Arkansas.;

(i)

the amended and restated business acquisition report of the Corporation dated and filed on October 26, 2012 (the “Amended BAR”), amending and restating, as of August 8, 2012, the business acquisition report of the Corporation dated and filed August 8, 2012 in respect of the acquisition, by a wholly-owned indirect subsidiary of the Corporation, of all of the outstanding shares of Granite State Electric Company (“Granite State”) and EnergyNorth Natural Gas, Inc. (“EnergyNorth”) from National Grid USA; and

(j)	the management information circular of the Corporation filed on May 28, 2012 in respect of an annual meeting of shareholders of the Corporation held on June 19, 2012.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon, interim financial statements and related management’s discussion and analysis, information circulars, business acquisition reports, press releases that expressly state that they are incorporated by reference herein and any other documents as may be required to be incorporated by reference herein under applicable securities legislation which are filed with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this short form prospectus.

The Corporation is an “SEC issuer” as such term is defined in National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. Effective January 1, 2011, the Corporation changed the basis of its accounting from Canadian generally accepted accounting principles (“Canadian GAAP”) to generally accepted accounting principles in the United States (“U.S. GAAP”) and follows disclosures required per Regulation S-X Rule 10-10, Interim Financial Statements provided by the U.S. Securities and Exchange Commission Guidance. The Corporation’s interim and annual consolidated financial statements incorporated by reference herein have been prepared in accordance with U.S. GAAP.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the Series A Shares offered hereby and the Series B Shares issuable on conversion of Series A Shares, if issued on the date hereof, would be, on such date, qualified investments under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account (“TFSA”). The Series A Shares and the Series B Shares issuable on conversion of Series A Shares will not be a “prohibited investment” for a TFSA, RRSP or RRIF provided that the holder of the TFSA or the annuitant under the RRSP or RRIF deals at arm’s length with the Corporation for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in the Corporation or in any corporation, partnership or trust with which the Corporation does not deal at arm’s length for purposes of the Tax Act. Such holders or annuitants to whom Series A Shares or the Series B Shares issuable on conversion of Series A Shares otherwise would be prohibited investments as described above should consult their own tax advisors, including with respect to any potential relief under an undated “comfort letter” of the Department of Finance provided in 2012 by it to the Joint Committee on Taxation of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

Prospective investors who intend to hold Series A Shares or Series B Shares issuable on conversion of Series A Shares in their TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

FORWARD-LOOKING STATEMENTS

This short form prospectus, and the documents incorporated herein, contain forward-looking statements within the meaning of applicable securities laws, including, among others, statements relating to the Corporation’s objectives and strategies to achieve those objectives, the Corporation’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by words such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect the Corporation’s beliefs at the time such statements are made and are based on information available to management at the time such statements are made. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements are not guarantees of future performance and are based on the Corporation’s estimates and assumptions that are subject to risks and uncertainties, including those described under “Risk Factors” and those discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities from time to time, which could cause the actual results and performance of the Corporation to differ materially from the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference herein. These risks and uncertainties include, among other things, risks related to: the preferred shares; availability of cash for distributions; liquidity; credit risk; interest rate, exchange rate and other debt related risks; risks relating to investment in the Gamesa portfolio of wind power projects; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the U.S. economies and accompanying business climate; tax risk; ability to access capital markets; dilution; government regulation; shareholder liability; potential conflicts of interest; redemption rights; statutory remedies; the tax position and consequences unique to each shareholder. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking statements include that the general economy remains stable; and equity and debt markets continue to provide access to capital. The Corporation cautions that this list of factors is not exhaustive. Although the forward-looking statements contained in this short form prospectus, and the documents incorporated herein, are based upon what the Corporation believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this short form prospectus, and the documents incorporated herein, are qualified by these cautionary statements. The forward-looking statements are made only as of the date that such statements are made and the Corporation, except as required by applicable law, assumes no obligation to update or revise them to reflect new information or the occurrence of future events or circumstances.

ALGONQUIN POWER & UTILITIES CORP.

General

The Corporation was incorporated under the Canada Business Corporations Act (the “CBCA”) on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Societe Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created the common shares (the “Common Shares”) and changed its name to Algonquin Power & Utilities Corp. The head and principal office of the Corporation is located at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.

The Corporation is continuing the business of Algonquin Power Co. (“APCo”) (formerly, Algonquin Power Income Fund), a trust formed under the laws of Ontario. The Corporation’s principal holdings are its trust units of APCo and shares of Liberty Utilities (Canada) Corp. (“Liberty Utilities”).

Ian Robertson is the Chief Executive Officer, Chris Jarratt is the Vice Chairman and David Bronicheski is the Chief Financial Officer of the Corporation.

The following chart illustrates the corporate structure of the Corporation and its primary subsidiaries and businesses:

BUSINESS OF THE CORPORATION

Description of Business

The Corporation is engaged in the ownership and operation of regulated and non-regulated utility businesses in North America. The Corporation’s operations are aligned into two major business units: APCo undertakes the non-regulated utility business which involves the generation and sale of electrical energy within the independent power generation industry in North America and Liberty Utilities undertakes the regulated utility business which involves the provision of rate regulated natural gas, electricity and water distribution services and wastewater treatment services in the United States.

Non-Regulated Utility Business

APCo owns and operates a diversified portfolio of electrical energy generation facilities. Within this business there are three distinct divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates APCo’s hydroelectric and wind power facilities. The Thermal Energy division operates co-generation, energy-from-waste, and steam production facilities. The Development division seeks to deliver continuing growth to APCo through the development of greenfield power generation projects, accretive acquisitions of electrical energy generation facilities as well as development of organic growth opportunities within APCo’s existing portfolio of renewable energy and thermal energy facilities.

APCo’s Renewable Energy division generates and sells electrical energy through a diverse portfolio of renewable power generation facilities across North America. APCo currently owns or has interests in 20 hydroelectric facilities operating in Ontario (3), Québec (12), Newfoundland (1), New Brunswick (1), Alberta (1) and Maine (2) with a combined generating capacity of approximately 115 megawatts (“MW”). APCo also owns a 120 MW wind powered generating station in Manitoba, holds a 75% effective interest in a 26 MW wind powered generating station in Saskatchewan, and holds a 58.75% interest in a 50 MW wind powered generating station in Pennsylvania. Approximately 95% of the installed capacity of APCo’s renewable energy facilities sell electrical output pursuant to long term power purchase agreements (“PPAs”) with major utilities and have a weighted average remaining contract life of 15.5 years.

APCo’s Thermal Energy division holds equity interests in one energy-from-waste facility in Ontario with an installed generating capacity of 10 MW, and 2 natural gas-fired cogeneration facilities in each of California and Connecticut with an installed capacity of approximately 126 MW. In addition, APCo’s Thermal Energy division owns partnership, share and debt interests in two biomass-fired generating facilities with combined installed capacity of approximately 39 MW located in Alberta and Québec. APCo’s Thermal Energy division holds minority investments in two natural gas/wood waste-fired generating facilities with joint installed capacity of approximately 170 MW located in northern Ontario. APCo’s ownership interest in the combined installed generating capacity represents approximately 180 MW. Approximately 95% of the installed capacity of APCo’s thermal energy facilities sell electrical output pursuant to long term PPAs with major utilities and have a weighted average remaining contract life of 7 years.

Rate Regulated Utility Business

Liberty Utilities owns and operates natural gas, electricity and water/wastewater utility systems through its wholly-owned rate regulated subsidiaries. The underlying business strategy is to provide quality and reliable utility services while generating stable and predictable earnings from the nationwide portfolio of moderate-sized utilities. These operations are organized to share certain common infrastructure which allows Liberty Utilities to provide a best-in-class customer experience. Liberty Utilities currently serves approximately 330,000 electric, natural gas and water utility customers and is in the process of completing regulatory approval for the acquisition of utilities representing an additional 81,000 water and natural gas customers.

Recent Developments

Conversion of Series 2A Convertible Debentures to Equity

On February 24, 2012 (“Series 2A Redemption Date”), the Corporation redeemed $57.0 million, representing the remaining issued and outstanding principal amount, of the 6.35% convertible unsecured subordinated debentures due November 30, 2016 (the “Series 2A Debentures”), by issuing and delivering 9,836,520 Common Shares. Between January 1, 2012 and the Series 2A Redemption Date, a principal amount of $2.9 million of Series 2A Debentures were converted into 485,998 Common Shares.

Emera subscription receipts

On May 14, 2012, Emera Incorporated (“Emera”) repaid a promissory note in the amount of $60.0 million that Emera had delivered to the Corporation for the issuance of 12,000,000 subscription receipts in March 2011, and elected to convert such subscription receipts. Upon repayment of the promissory note and conversion of the subscription receipts, the Corporation issued 12,000,000 Common Shares to Emera. The $60.0 million cash proceeds from the conversion of subscription receipts were used to fund a portion of the EnergyNorth and Granite State acquisitions (see “ – Acquisitions of Granite State and EnergyNorth” below).

On June 28, 2012, the Corporation issued an aggregate of 10,456,022 subscription receipts, at a price of $5.74 per subscription receipt, to Emera in connection with the acquisition of an interest in wind farm projects in the U.S. being developed by Gamesa Energy USA, LLC (“Gamesa USA”). The subscription price of these subscription receipts was satisfied with the delivery of non-interest bearing promissory notes to the Corporation in the principal amount of $60.0 million. Principal amounts of the promissory notes are due and payable upon the occurrence of certain events relating to the closing of investments in wind farm projects being developed by Gamesa USA. Emera has the option to convert the subscription receipts (or portion thereof) relating to a promissory note that has been paid (or portion thereof that has been paid), on a one-for-one basis into Common Shares of the Corporation. If Emera has not elected to convert the relevant subscription receipts by the second anniversary of the payment of the relevant promissory note, the relevant subscription receipts convert automatically into Common Shares on a one-for-one basis on such anniversary.

On June 29, 2012, in connection with the acquisition of Sandy Ridge wind farm under a membership interest purchase agreement between a subsidiary entity of the Corporation and Gamesa USA, the Corporation received payment of $15.0 million on a promissory note relating to 2,614,006 subscription receipts, representing a price of $5.74 per share. Emera elected to convert the 2,614,006 subscription receipts into Common Shares on July 13, 2012. As a result of this conversion, an aggregate of 7,842,016 subscription receipts relating to the Gamesa USA wind farm projects remain outstanding. For more details on the acquisition of wind farm projects being developed by Gamesa USA, see “ – Investment in U.S. Wind Projects” below.

On July 27, 2012, in connection with the acquisitions of regulated natural gas distribution utility assets (the “Midwest Gas Utilities”) located in Missouri, Iowa, and Illinois from Atmos Energy Corporation (“Atmos”) by a subsidiary entity of the Corporation, the Corporation issued 6,976,744 subscription receipts to Emera at a price of $6.45 per subscription receipt. The subscription price of these subscription receipts was satisfied with the delivery of a non-interest bearing promissory note to the Corporation in the principal amount of $45.0 million. On July 31, 2012, Emera repaid the promissory note and elected to convert the subscription receipts into an aggregate of 6,976,744 Common Shares of the Corporation. The proceeds of this private placement were used to fund a portion of the acquisition of the Midwest Gas Utilities from Atmos. See “- Acquisition of Midwest Gas Utilities” below.

Acquisitions of Granite State and EnergyNorth

On July 3, 2012, Liberty Energy Utilities (New Hampshire) Corp., a wholly owned indirect subsidiary of Liberty Utilities, completed the acquisition of all issued and outstanding shares of Granite State Electric Company (“Granite State”), a regulated electric distribution utility, and EnergyNorth Natural Gas, Inc. (“EnergyNorth”), a regulated natural gas distribution utility, both from National Grid USA for consideration of U.S. $285.0 million plus working capital and other closing adjustments for a total purchase price of U.S. $293.6 million.

Granite State provides electric service to over 43,000 customers in 21 communities in New Hampshire. EnergyNorth provides natural gas services to over 83,000 customers in five counties and 30 communities in New Hampshire.

The Corporation filed the Amended BAR on October 26, 2012 with respect to the Granite State and EnergyNorth acquisition. The Amended BAR supersedes the business acquisition report of the Corporation dated and filed August 8, 2012 with respect to such acquisition.

As noted above, on May 14, 2012, Emera repaid the promissory note in the amount of $60.0 million that Emera had delivered to the Corporation for the issuance of 12,000,000 subscription receipts in March 2011, and elected to convert such subscription receipts into 12,000,000 Common Shares. The $60.0 million cash proceeds from the conversion of subscription receipts were used to fund a portion of the EnergyNorth and Granite State acquisitions.

Acquisition of Midwest Gas Utilities

On August 1, 2012, Liberty Energy (Midstates) Corp., a wholly owned indirect subsidiary of Liberty Utilities, completed the acquisitions of the Midwest Gas Utilities from Atmos for consideration of U.S. $123.9 million plus working capital and other closing adjustments for a total purchase price of U.S. $128.9 million.

The Midwest Gas Utilities currently provide natural gas local distribution service to approximately 83,000 customers in the states Missouri, Illinois and Iowa.

U.S. $225 Million Private Placement

During the second quarter of 2012, an affiliate of Liberty Utilities received commitments for a U.S. $225 million private placement debt financing. The financing was closed in two tranches contemporaneously with the closing of the above noted acquisitions. The notes are senior unsecured notes with an average life maturity of over ten years and a weighted average coupon of 4.38%. The notes have been assigned a rating of “BBB high” by DBRS Limited. Proceeds from the private placement were used to partially fund the Granite State and EnergyNorth and Midwest Gas Utilities acquisitions.

Agreement to acquire Regulated Water Utility

On July 20, 2012, Liberty Utilities Co., a wholly owned indirect subsidiary of Liberty Utilities, entered into an agreement with United Waterworks Inc. to acquire all issued and outstanding shares of United Water Arkansas Inc. a regulated water distribution utility (the “Arkansas Utility”) located in Pine Bluff, Arkansas serving approximately 17,300 customers. Total purchase price for the Arkansas Utility is approximately U.S. $28.6 million representing a 1.16x premium to rate base of U.S. $24.6 million and subject to certain working capital and other closing adjustments.

Closing of the Arkansas Utility transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

Agreement to acquire Regulated Gas Utility

On August 8, 2012, Liberty Energy (Georgia) Corp., a wholly owned indirect subsidiary of Liberty Utilities, entered into an agreement with Atmos to acquire certain regulated natural gas distribution utility assets (the “Georgia Utility”) serving approximately 60,000 customers located in the State of Georgia. Total purchase price for the Georgia Utility is approximately U.S. $140.7 million representing a 1.1x premium to rate base of U.S. $128.1 million and is, subject to certain working capital and other closing adjustments.

Closing of the Georgia Utility transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

Acquisition of 100% Ownership Interest of the California Utility

On April 29, 2011, Emera agreed to sell its 49.999% direct ownership in California Pacific Utilities Ventures, LLC (“CalPeco”) to a wholly owned indirect subsidiary of Liberty Utilities, with closing of such transaction subject to regulatory approval. In June 2012 CalPeco received approval for the transaction. As consideration Emera will receive 8.211 million Common Shares in two tranches. Approximately half of the Common Shares are expected to be issued in the third quarter of 2012 and the balance of the Common Shares will be issued following completion of CalPeco’s first rate case, expected to be completed in the latter half of 2012. The first tranche is expected to close in the fourth quarter of 2012.

Liberty Utilities Credit Facility

On January 19, 2012, a wholly owned indirect subsidiary of Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility (the “Liberty Senior Credit Facility”) with a three year term. On July 3, 2012, with the closing of the Granite State and EnergyNorth acquisitions, the facility increased to U.S. $100 million.

Investment in U.S. Wind Projects

On March 9, 2012, Algonquin Power Fund (America) Inc. (“APFA”), a wholly owned subsidiary of APCo, entered into an agreement to acquire an interest in a limited liability company (“SponsorCo”) which holds a Class B interest in a limited liability company (“Holdco”) which has committed to acquire a portfolio of wind power projects in the United States being developed by Gamesa USA. The total consideration to be paid by APCo for a 58.75% interest in SponsorCo is approximately U.S. $270.0 million. The projects consist of three facilities – Sandy Ridge (50MW), Minonk (200MW) and Senate (150MW). Holdco is being financed approximately 40% by Class A unitholders who are primarily entitled to the tax attributes associated with the projects and approximately 60% by SponsorCo which is primarily entitled to the operational cash flows from the projects. APCo is only required to contribute funding to SponsorCo (which, in turn, will be contributed to Holdco to fund the acquisition of each project) as each project is constructed and achieves commercial operation.

On July 1, 2012, APFA completed its investment in the 50 MW Sandy Ridge wind project. Total consideration paid by APCo for the acquisition of the 58.75% interest in SponsorCo which holds, through Holdco, an interest in the Sandy Ridge Wind Project was approximately U.S. $34.2 million.

Closing of APFA’s investment in the Minonk (200 MW) and Senate (150 MW) facilities in Illinois and Texas, respectively, is expected to occur in late 2012 or early 2013 once construction of the projects is completed and they have achieved commercial operation.

APCo Credit Facility

On May 31, 2012, APCo increased its senior revolving credit facility (the “APCo Senior Credit Facility”) with its bank syndicate to $155 million.

As of October 25, 2012 approximately $74 million has been drawn on the APCo Senior Credit Facility and approximately $34 million on the Liberty Senior Credit Facility. APCo and Liberty Utilities are in compliance with all material terms of the agreements governing the respective facilities.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, carrying such designation, rights, privileges, restrictions and conditions as may be fixed by the Board of Directors. The holders of Common Shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per Common Share at meetings of the holders of Common Shares and upon liquidation, dissolution or winding up of the Corporation to receive pro rata the remaining property and assets of the Corporation. As of the date hereof, there are 169,054,553 Common Shares and no preferred shares outstanding. There are also 16,053,016 subscription receipts of the Corporation outstanding related to two pending acquisitions. These subscription receipts may, upon the occurrence of certain events, be exchanged on a one-for-one basis for Common Shares.

The Corporation has outstanding $62,211,000 aggregate principal amount of 7.00% convertible unsecured subordinated debentures due June 30, 2017 (the “Series 3 Debentures”). The principal amount is convertible into Common Shares at the option of the holder of such debentures at a price of $4.20 principal amount per Common Share. If all such principal amount were converted, an aggregate of 14,812,143 Common Shares would be issued on such conversion.

On August 9, 2012, the Corporation announced an increase in the annual dividend paid on the Common Shares of $0.03 per Common Share for a total annual dividend of $0.31 per Common Share. Commencing with the quarterly dividend payment of $0.0775 per Common Share on October 15, 2012 to shareholders of record as of September 28, 2012, the Corporation currently anticipates paying an annual dividend of $0.31 per Common Share, paid quarterly at a rate of $0.0775 per Common Share. However, any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon the Corporation’s earnings, capital requirements and financial position, as well as general economic conditions and other factors deemed relevant by the Board of Directors.

DETAILS OF THE OFFERING

Description of the Preferred Shares

Issuance in Series

Subject to the CBCA, the Board of Directors may from time to time issue preferred shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the Board of Directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares.

Voting

Subject to applicable corporate law, the Series A Shares and the Series B Shares shall be non-voting and not entitled to receive notice of any meeting of shareholders. See “Description of the Series A Shares – Voting Rights” and “Description of the Series B Shares – Voting Rights”.

Description of the Series A Shares

The following is a summary of certain provisions attaching to the Series A Shares as a series. The Corporation will file articles of amendment to create the Series A Shares and Series B shares prior to closing of the Offering.

Definition of Terms

The following definitions are relevant to the Series A Shares:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 2.94%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada Yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period from and including the Closing Date to, but excluding, December 31, 2018.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2018 to, but excluding, December 31, 2023 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period to, but excluding, December 31 in the fifth year thereafter.

Issue Price

The Series A Shares will have an issue price of $25.00 per Series A Share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series A Shares will be entitled to receive fixed, cumulative, preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to $1.1250 per Series A Share. The initial dividend, if declared, will be payable on December 31, 2012 and will be $0.1603 per Series A Share, based on the anticipated Closing Date of November 9, 2012.

During each Subsequent Fixed Rate Period, the holders of Series A Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00.

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Corporation on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding on the Corporation and all holders of Series A Shares. The Corporation will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series A Shares.

Payments of dividends and other amounts in respect of the Series A Shares will be made by the Corporation to CDS, or its nominee, as the case may be, as registered holder of the Series A Shares. As long as CDS, or its nominee, is the registered holder of the Series A Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Series A Shares for the purposes of receiving payment on the Series A Shares.

Redemption

The Series A Shares will not be redeemable by the Corporation prior to December 31, 2018. On December 31, 2018 and on December 31 (or the next business day, if such day is not a business day) every five years thereafter, the Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Series A Shares by payment in cash of a per Series A Share sum equal to $25.00, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation).

If less than all of the outstanding Series A Shares are at any time to be redeemed, the particular Series A Shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Board of Directors may, in its sole discretion, determine by resolution.

The Series A Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series A Shares. See “Risk Factors”.

Conversion of Series A Shares into Series B Shares

Each holder of Series A Shares will have the right, at its option, on December 31, 2018 and on December 31 (or the next business day, if such day is not a business day) every five years thereafter (a “Series A Conversion Date”), to convert, subject to the restrictions on conversion described below and the payment or delivery to the Corporation of evidence of payment of the tax (if any) payable, all or any of its Series A Shares into Series B Shares on the basis of one Series B Share for each Series A Share converted. The conversion of Series A Shares may be effected upon written notice (each notice an “Election Notice”) given by the registered holder of the Series A Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series A Conversion Date. Once received by the Corporation, an election notice is irrevocable.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series A Conversion Date, give notice in writing to the then registered holders of the Series A Shares of the Series A Conversion Date and a form of Election Notice. On the 30th day prior to each Series A Conversion Date, the Corporation will give notice in writing to the then registered holders of the Series A Shares of the Annual Fixed Dividend Rate for the next Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Series B Shares for the next succeeding Quarterly Floating Rate Period (as these terms are defined below).

If the Corporation gives notice to the registered holders of the Series A Shares of the redemption on a Series A Conversion Date of all the Series A Shares, the Corporation will not be required to give notice as provided hereunder to the registered holders of the Series A Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Series A Shares and the right of any holder of Series A Shares to convert such Series A Shares will cease and terminate in that event.

Holders of Series A Shares will not be entitled to convert their Series A Shares into Series B Shares if the Corporation determines that there would remain outstanding on a Series A Conversion Date fewer than 1,000,000 Series B Shares, after having taken into account all Election Notices in respect of Series A Shares tendered for conversion into Series B Shares and all Election Notices in respect of Series B Shares tendered for conversion into Series A Shares. The Corporation will give notice in writing to all affected holders of Series A Shares of their inability to convert their Series A Shares at least seven days prior to the applicable Series A Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series A Conversion Date fewer than 1,000,000 Series A Shares, after having taken into account all Election Notices in respect of Series A Shares tendered for conversion into Series B Shares and all Election Notices in respect of Series B Shares tendered for conversion into Series A Shares, then, all, but not part, of the remaining outstanding Series A Shares will automatically be converted into Series B Shares on the basis of one Series B Share for each Series A Share, on the applicable Series A Conversion Date. The Corporation will give notice in writing to this effect to the then registered holders of such remaining Series A Shares at least seven days prior to the applicable Series A Conversion Date.

Upon exercise by a registered holder of its right to convert Series A Shares into Series B Shares (and upon an automatic conversion), the Corporation reserves the right not to issue Series B Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Corporation to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law, the Corporation may at any time or from time to time purchase for cancellation all or any number of the Series A Shares at any price by tender to all holders of Series A Shares or through the facilities of any stock exchange on which the Series A Shares are listed, or in any other manner; provided that in the case of a purchase in any other manner the price for such Series A Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series A Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series A Shares, the holders of the Series A Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Series A Shares. Upon payment of such amounts, the holders of the Series A Shares will not be entitled to share in any further distribution of the assets of the Corporation.

Priority

The Series A Shares rank senior to the Common Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Series A Shares rank on a parity with every other series of preferred shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

In addition to any other approvals required by law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series A Shares as a series and any other approval to be given by the holders of the Series A Shares may be given by a resolution signed by all holders of the Series A Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of 10% of the outstanding Series A Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series A Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Series A Shares as a series, each such holder shall be entitled to one vote in respect of each Series A Share held by such holder.

Voting Rights

The holders of the Series A Shares will not (except as otherwise provided by law and except for meetings of the holders of preferred shares as a class and meetings of all holders of Series A Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation, unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series A Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series A Shares will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Corporation on the basis of one vote in respect of each Series A Share held by such holder, until all such arrears of such dividends have been paid, whereupon such rights shall cease.

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Series A Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Description of the Series B Shares

The following is a summary of certain provisions attaching to the Series B Shares as a series.

Definition of Terms

The following definitions are relevant to the Series B Shares.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 2.94% (calculated on the basis of the actual number of days in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Quarterly Commencement Date” means the on the last day of March, June, September and December in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period from and including December 31, 2018 to, but excluding, March 31, 2019, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to, but excluding, the next succeeding Quarterly Commencement Date.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on 90-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Issue Price

The Series B Shares will have an issue price of $25.00 per Series B Share.

Dividends

The holders of the Series B Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year, in the amount per Series B Share determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00.

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Corporation on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series B Shares. The Corporation will, on the relevant Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series B Shares.

Payments of dividends and other amounts in respect of the Series B Shares will be made by the Corporation to CDS, or its nominee, as the case may be, as registered holder of the Series B Shares. As long as CDS, or its nominee, is the registered holder of the Series B Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Series B Shares for the purposes of receiving payment on the Series B Shares.

Redemption

The Series B Shares will not be redeemable by the Corporation on or prior to December 31, 2018. The Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Series B Shares by payment in cash of a per share sum equal to (i) $25.00 in the case of redemptions on December 31, 2023 and on December 31 (or the next business day, if such day is not a business day) every five years thereafter (each such date being a Series B Conversion Date), or (ii) $25.50 in the case of redemptions on any date which is not a Series B Conversion Date after December 31, 2018, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation). If a Series B Conversion Date falls on a day that is not a business day, such Series B Conversion Date will be the immediately following business day.

If less than all of the outstanding Series B Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Board of Directors may, in its sole discretion, determine by resolution.

The Series B Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series B Shares. See “Risk Factors”.

Conversion of Series B Shares into Series A Shares

Each holder of Series B Shares will have the right, at its option, on any Series B Conversion Date, to convert, subject to the restrictions on conversion described below and the payment or delivery to the Corporation of evidence of payment of the tax (if any) payable, all or any of its Series B Shares into Series A Shares on the basis of one Series A Share for each Series B Share converted. If a Series B Conversion Date falls on a day that is not a business day, such Series B Conversion Date will be the immediately following business day. The conversion of Series B Shares may be effected upon an Election Notice given by the registered holder of the Series B Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series B Conversion Date. Once received by the Corporation, an Election Notice is irrevocable.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series B Conversion Date, give notice in writing to the then registered holders of the Series B Shares of the Series B Conversion Date and a form of Election Notice. On the 30th day prior to each Series B Conversion Date, the Corporation will give notice in writing to the then registered holders of Series B Shares of the Floating Quarterly Dividend Rate for the next Quarterly Floating Rate Period and of the Annual Fixed Dividend Rate applicable to the Series A Shares for the next Subsequent Fixed Rate Period.

If the Corporation gives notice to the registered holders of the Series B Shares of the redemption on a Series B Conversion Date of all the Series B Shares, the Corporation will not be required to give notice as provided hereunder to the registered holders of the Series B Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Series B Shares and the right of any holder of Series B Shares to convert such Series B Shares will cease and terminate in that event.

Holders of Series B Shares will not be entitled to convert their shares into Series A Shares if the Corporation determines that there would remain outstanding on a Series B Conversion Date fewer than 1,000,000 Series A Shares, after having taken into account all Election Notices in respect of Series B Shares tendered for conversion into Series A Shares and all Election Notices in respect of Series A Shares tendered for conversion into Series B Shares. The Corporation will give notice in writing to all affected holders of Series B Shares of their inability to convert their Series B Shares at least seven days prior to the applicable Series B Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series B Conversion Date fewer than 1,000,000 Series B Shares, after having taken into account all Election Notices in respect of Series B Shares tendered for conversion into Series A Shares and all Election Notices in respect of Series A Shares tendered for conversion into Series B Shares, then, all, but not part, of the remaining outstanding Series B Shares will automatically be converted into Series A Shares on the basis of one Series A Share for each Series B Share, on the applicable Series B Conversion Date. The Corporation will give notice in writing to this effect to the then registered holders of such remaining Series B Shares at least seven days prior to the applicable Series B Conversion Date.

Upon exercise by a registered holder of its right to convert Series B Shares into Series A Shares (and upon an automatic conversion), the Corporation reserves the right not to issue Series A Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Corporation to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law, the Corporation may at any time or from time to time purchase for cancellation all or any number of the Series B Shares at any price by tender to all holders of Series B Shares or through the facilities of any stock exchange on which the Series B Shares are listed, or in any other manner; provided that in the case of a purchase in any other manner the price for such Series B Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series B Shares on any stock exchange on which such Series B Shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series B Shares, the holders of the Series B Shares will be entitled to receive an amount equal to $25.00 per Series B Share, together with an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Series B Shares. Upon payment of such amounts, the holders of the Series B Shares will not be entitled to share in any further distribution of the assets of the Corporation.

Priority

The Series B Shares rank senior to the Common Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Series B Shares rank on a parity with every other series of preferred shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

In addition to any other approvals required by law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series B Shares as a series and any other approval to be given by the holders of the Series B Shares may be given by a resolution signed by all holders of the Series B Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of 10% of the outstanding Series B Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series B Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Series B Shares as a series, each such holder shall be entitled to one vote in respect of each Series B Share held by such holder.

Voting Rights

The holders of the Series B Shares will not (except as otherwise provided by law and except for meetings of the holders of preferred shares as a class and meetings of all holders of Series B Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation, unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series B Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends. In the event of such non- payment, and for only so long as any such dividends remain in arrears, the holders of the Series B Shares will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Corporation on the basis of one vote in respect of each Series B Share held by such holder, until all such arrears of such dividends shall have been paid, whereupon such rights shall cease.

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Series B Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

BOOK-ENTRY ONLY SYSTEM

Registration of interests in and transfers of the Series A Shares and of the Series B Shares, as applicable, will be made only through a book-entry only system administered by CDS. On or about November 9, 2012, the expected Closing Date, or on such later date as the Corporation and the Underwriters may agree, the Corporation will deliver to CDS certificates evidencing the aggregate number of Series A Shares subscribed for under the Offering. Series A Shares and Series B Shares must be purchased, transferred and surrendered for conversion or redemption through a participant in CDS (a “CDS Participant”). All rights of an owner of Series A Shares or Series B Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series A Shares or Series B Shares, as applicable. Upon purchase of any Series A Shares or Series B Shares, as applicable, the owner will receive only the customary confirmation. References in this short form prospectus to a holder of Series A Shares or Series B Shares means, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series A Shares or Series B Shares to pledge the Series A Shares or Series B Shares, as applicable, or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series A Shares or Series B Shares through the book entry only system in which case certificates for Series A Shares or Series B Shares, as applicable, in fully registered form will be issued to beneficial owners of such shares or their nominees.

EARNINGS COVERAGE RATIOS

Based on the Corporation’s Financial Statements

The Corporation’s dividend requirements on all of the preferred shares, after giving effect to the issue of the Series A Shares, and adjusted to a before-tax equivalent using an effective income tax rate of 23%, amounted to approximately $6.9 million for the 12 months ended December 31, 2011. The Corporation’s interest and dividend requirements for the 12 months ended December 31, 2011 (assuming the issuance of the Series A Shares on the first day of such period) amounted to approximately $44.5 million. The Corporation’s net earnings attributable to shareholders of the Corporation before interest and income tax for the 12 months ended December 31, 2011 was approximately $30.8 million, which is 0.7 times the Corporation’s aggregate dividend and interest requirements for the period. The Corporation would have required additional earnings of $6.7 million in respect of long-term debt and $6.9 million in respect of the Series A Shares for the twelve-month period ended December 31, 2011, in order to achieve an earnings coverage ratio of one-to-one for such period.

The Corporation’s dividend requirements on all of the preferred shares, after giving effect to the issue of the Series A Shares, and adjusted to a before-tax equivalent using an effective income tax rate of 23%, amounted to approximately $6.9 million for the 12 months ended June 30, 2012. The Corporation’s interest and dividend requirements for the 12 months ended June 30, 2012 (assuming the issuance of the Series A Shares on the first day of such period) amounted to approximately $45.4 million. The Corporation’s net earnings attributable to shareholders of the Corporation before interest and income tax for the 12 months ended June 30, 2012 was approximately $23.2 million, which is 0.51 times the Corporation’s aggregate dividend and interest requirements for the period. The Corporation would have required additional earnings of $15.2 million in respect of long-term debt and $6.9 million in respect of the Series A Shares for the twelve-month period ended June 30, 2012, in order to achieve an earnings coverage ratio of one-to-one for such period.

Based on Pro Forma Financial Statements in the Amended BAR

The Amended BAR in respect of the acquisition of Granite State and EnergyNorth includes pro forma financial statements of the Corporation that give effect to the acquisition. The following are pro forma earnings coverage ratios based on the pro forma income statements included in the Amended BAR

The Corporation’s dividend requirements on all of the preferred shares, after giving effect to the issue of the Series A Shares, and adjusted to a before-tax equivalent using an effective income tax rate of 23%, amounted to approximately $6.9 million for the 12 months ended December 31, 2011. The Corporation’s pro forma interest and dividend requirements for the 12 months ended December 31, 2011 (assuming the issuance of the Series A Shares on the first day of such period) amounted to approximately $45.2 million. The Corporation’s pro forma net earnings attributable to shareholders of the Corporation before interest and income tax for the 12 months ended December 31, 2011 was approximately $49.1 million, which is 1.1 times the Corporation’s pro forma aggregate dividend and interest requirements for the period.

The Corporation’s dividend requirements on all of the preferred shares, after giving effect to the issue of the Series A Shares, and adjusted to a before-tax equivalent using an effective income tax rate of 23%, amounted to approximately $1.7 million for the three months ended March 31, 2012. The Corporation’s pro forma interest and dividend requirements for the three months ended March 31, 2012 (assuming the issuance of the Series A Shares on the first day of such period) amounted to approximately $13.2 million. The Corporation’s pro forma net earnings attributable to shareholders of the Corporation before interest and income tax for the three months ended March 31, 2012 was approximately $12.5 million, which is 0.94 times the Corporation’s pro forma aggregate dividend and interest requirements for the period. The Corporation would have required additional earnings of $0 in respect of long-term debt and $0.8 million in respect of the Series A Shares for the three-month period ended March 31, 2012, in order to achieve a pro forma earnings coverage ratio of one-to-one for such period.

CREDIT RATINGS

The Series A Shares have been assigned provisional ratings of P-3 by Standard & Poor’s (“S&P”) and Pfd-3 (low) by DBRS Limited (“DBRS”) Each of S&P and DBRS are referred to herein as a “Rating Agency”. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Rating Agencies’ ratings for preferred shares range from a high of P-1 to a low of C for S&P and a high of Pfd-1 to a low of D for DBRS.

According to the S&P rating system, securities rated P-3 are less vulnerable to non-payment than other speculative issues. The ratings from P-1 to -3 may be modified by “high”, “mid” and “low” grades which indicate relative standing within the major rating categories. According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. “High” or “low” grades are used to indicate the relative standing within a rating category.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings assigned to the Series A Shares may not reflect the potential impact of all risks on the value of the Series A Shares. The credit ratings accorded to the Series A Shares by the Rating Agencies are not recommendations to purchase, hold or sell such shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant. The withdrawal or lowering of any rating of the Series A Shares may negatively affect the quoted market price, if any, of such shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at the dates indicated:

		As at June 30, 2012
Item (in thousands of dollars)	As at December 31, 2011	before giving effect to the Offering	after giving effect to material changes since June 30, 2012 but before giving effect to the Offering		after giving effect to the material changes since June 30, 2012 and the Offering

Revolving Credit Facilities(1)	—	67,194	80,622		80,622
Long-Term Debt, excluding Revolving Credit Facilities	332,716	332,212	562,870	(2)	562,870
Convertible Debentures	122,297	62,390	62,390		62,390

Shareholder’s Equity	552,695	678,172	723,172	(3)	838,872

Total	1,007,708	1,139,968	1,429,054		1,549,054

Common Shares	975,263	1,097,188	1,097,188		1,097,188
Preferred Shares	—	—	—		115,700	(4)

Notes:

(1)	Revolving Credit Facilities includes the APCo Senior Credit Facility, the Liberty Senior Credit Facility.
(2)

Liberty Utilities issued an aggregate of U.S. $225 million of debt through a private placement in two tranches: on July 2, 2012 in the amount of U.S. $135 million and on July 31, 2012 in the amount of U.S. $90 million. The notes are senior unsecured with an average life maturity over ten years and a weighted average coupon of 4.38%.

(3)

The Corporation issued 6,976,744 Common Shares pursuant to the conversion of subscription receipts on a one-for-one basis that were issued at a price of $6.45 per subscription receipt, for total cash proceeds of $45.0 million.

(4)	After payment of the Underwriters’ fees of $3.6 million (assuming that no Series A Shares are sold to institutions) and the expenses of the Offering, estimated to be approximately $0.7 million.

TRADING PRICES AND VOLUMES

Common Shares

The outstanding Common Shares are traded on the TSX under the trading symbol “AQN”. The following table sets forth the high and low price for, and the volume of trading in, the Common Shares for the periods indicated, based on information obtained from the TSX.

	Price ($)
Month	High	Low	Trading Volume

2011
October	5.88	5.47	5,872,288
November	6.13	5.52	9,249,088
December	6.59	5.96	22,740,043

2012
January	6.50	5.92	11,783,230
February	6.24	5.98	8,365,017
March	6.44	5.66	12,505,053
April	6.36	5.62	12,802,983
May	6.41	6.02	6,359,757
June	6.70	6.10	8,209,199
July	6.93	6.49	5,381,154
August	6.85	6.52	4,898,509
September	6.70	6.41	11,377,441
October (1 - 25)	6.99	6.60	4,359,945

Series 3 Debentures

The Series 3 Debentures are traded on the TSX under the symbol “AQN.DB.B”. The following table sets forth the high and low price for, and volume of trading in, the Series 3 Debentures for the periods indicated, based on information obtained from the TSX.

	Price ($ per $100 principal amount)
Month	High	Low	Trading Volume

2011
October	140.00	133.00	2,399,000
November	145.00	133.40	1,503,000
December	155.34	143.17	3,388,000

2012
January	155.55	144.00	8,929,000
February	149.19	143.64	2,706,000
March	153.25	139.17	939,000
April	152.21	136.76	4,815,000
May	153.20	146.98	9,571,000
June	159.50	150.52	1,721,000
July	165.00	156.52	562,466
August	163.50	158.18	493,000
September	160.37	154.49	15,731,000
October (1 - 25)	166.96	159.33	293,000

PRIOR SALES

Other than in respect of the Offering, the Corporation has not sold or agreed to sell or issue any preferred shares or securities convertible into preferred shares of the Corporation.

USE OF PROCEEDS

The aggregate net proceeds of the Offering, after payment of the Underwriters’ fees of approximately $3.6 million (assuming that no Series A Shares are sold to institutions) and expenses of the Offering estimated to be $0.7 million, will be approximately $115.7 million. These proceeds will be used to fund a portion of the Corporation’s investment in two US wind farms (Minonk and Senate) and for general corporate purposes. See “Business of the Corporation – Recent Developments” for a description of such acquisitions and the regulatory approvals required to complete such acquisitions.

The Corporation intends to spend the funds available as stated in this short form prospectus. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.

PLAN OF DISTRIBUTION

The terms of the Offering were established through negotiations between the Corporation and the Underwriters. Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated October 26, 2012 between the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of 4,800,000 Series A Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principal, such Series A Shares at a price of $25.00 per Series A Share payable in cash against delivery on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $0.25 per Series A Share issued and sold by the Corporation to certain institutions, and $0.75 per Series A Share for all other Series A Shares issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $3,600,000, assuming that no Series A Shares are sold to such institutions. The Underwriters’ fee is payable on the Offering Closing Date.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of Series A Shares at Closing, the other Underwriter or Underwriters will have the right, but will not be obligated, to purchase on a pro rata basis all, but not less than all, of the Series A Shares which would otherwise have been purchased by the Underwriter or Underwriters that fail to purchase. In the event that such right is not exercised, the Underwriter or Underwriters that are able and willing to purchase will be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

The Underwriters propose to offer the Series A Shares initially at the public offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Series A Shares offered by this short form prospectus at the price specified herein, the Underwriters may sell the Series A Shares to the public at prices below the offering price. Any such reduction will not affect the proceeds received by the Corporation.

Subscriptions for Series A Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Corporation has applied to the TSX to list the Series A Shares and Series B Shares issuable on conversion of the Series A Shares. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. There can be no assurance that the Series A Shares and the Series B Shares will be accepted for listing on the TSX.

The Corporation has agreed that, for a period of 90 days after the Closing Date of the Offering, it shall not issue or agree to issue or otherwise dispose of any Series A Shares or any other securities with provisions or characteristics similar to the Series A Shares without the prior written consent of Scotia Capital Inc. and TD Securities Inc. on behalf of the Underwriters, which consent shall not be unreasonably withheld.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Series A Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series A Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series A Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Neither the Series A Shares nor the Series B Shares have been or will be registered under the US Securities Act. They are being sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the US Securities Act) and may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons except in compliance with the US Securities Act or in transactions exempt therefrom or not subject thereto.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the provisions of the Tax Act to a prospective purchaser of Series A Shares pursuant to this short form prospectus (a “Holder”) who, at all relevant times, for the purposes of the Tax Act, is (or is deemed to be) resident in Canada, holds the Series A Shares and will hold the Series B Shares, as applicable, as capital property, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation and is not exempt from tax under Part I of the Tax Act. Generally, the Series A Shares or Series B Shares will be considered to be capital property to a Holder provided the Holder does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Series A Shares or Series B Shares as capital property may, in certain circumstances, be entitled to have them and all other “Canadian securities” (as defined in the Tax Act) owned or subsequently acquired by them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders who will not hold their Series A Shares or their Series B Shares, as applicable, as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for the purpose of the "mark-to-market property" rules; (ii) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iii) that is a "specified financial institution" as defined in the Tax Act; or (iv) which has made a "functional currency" election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency. Any such Holder should consult its own tax advisors with respect to an investment in the Series A Shares.

This summary does not address the possible application of the “foreign affiliate dumping” rules in proposed section 212.3 of the Tax Act to a Holder that (i) is a corporation resident in Canada and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Series A Shares, controlled by a non-resident corporation for the purposes of such rules. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is based upon the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes the Proposals will be enacted in the form proposed; however, no assurance can be given that the Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposals, does not take into account or anticipate any changes in law or administrative policy and assessing practice, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. In particular, this summary does not describe the income tax considerations relating to the deductibility of interest on money borrowed to acquire Series A Shares. No representations are made with respect to the income tax consequences to any particular Holder. Consequently, prospective Holders should consult their own tax advisors with respect to their particular circumstances for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Series A Shares or the Series B Shares, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Dividends

Dividends (including deemed dividends) received (or deemed to be received) on the Series A Shares or the Series B Shares, as the case may be, by an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Individuals are entitled to an enhanced gross-up and dividend tax credit in respect of “eligible dividends” received from taxable Canadian corporations, such as the Corporation, if such dividends have been designated as eligible dividends by the Corporation at or before the time of payment. By notice in writing on the Corporation’s website, the Corporation has designated all dividends paid by the Corporation in 2009, 2010, 2011 and 2012 to be “eligible dividends” within the meaning of the Tax Act unless otherwise notified.

Dividends received by a Holder who is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

Dividends (including deemed dividends) received (or deemed to be received) on the Series A Shares or the Series B Shares, as the case may be, by a Holder which is a corporation will be included in computing the Holder’s income and will generally be deductible in computing the Holder’s taxable income. A “private corporation”, as defined in the Tax Act, or any other corporation controlled (whether by reason of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Series A Shares or the Series B Shares, as the case may be, to the extent such dividends are deductible in computing its taxable income.

The Series A Shares and the Series B Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the Series A Shares and the Series B Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series A Shares or the Series B Shares.

Dispositions

A Holder who disposes of or is deemed to dispose of Series A Shares or Series B Shares on the redemption of such shares or otherwise (a conversion of Series A Shares into Series B Shares or a conversion of Series B Shares into Series A Shares will be deemed to not constitute a disposition of such shares for purposes of the Tax Act) will generally realize a capital gain (or a capital loss) to the extent that the Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of Series A Shares or Series B Shares, as the case may be, will generally not be included in computing the Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Series A Shares or Series B Shares, as the case may be. See “– Redemption” below. If the Holder is a corporation, any capital loss arising on a disposition of a Series A Share or a Series B Share, as the case may be, may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received (or deemed to be received) on the Series A Share or Series B Share or any share which was converted into such share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Generally, one-half of any capital gain will be included in computing the Holder’s income in the year of disposition as a taxable capital gain and one-half of any capital loss (an “allowable capital loss”) must be deducted from the Holder’s taxable capital gains in the year of disposition. Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other taxation years. Capital gains realized by an individual (other than certain trusts) may give rise to a liability for alternative minimum tax. Taxable capital gains of a “Canadian-controlled private corporation”, as defined in the Tax Act, may be subject to an additional refundable tax at a rate of 6 2/3%.

Redemption

If the Corporation redeems Series A Shares or Series B Shares, or otherwise acquires or cancels Series A Shares or Series B Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. In the case where the Corporation redeems Series B Shares after December 31, 2018 on a date that is not a Series B Conversion Date, it is likely that a deemed dividend of $0.50 per Series B Share will result. Generally, any excess of the amount paid over the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “– Dispositions” above. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Conversion

The conversion of Series A Shares into Series B Shares and the conversion of Series B Shares into Series A Shares will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Holder of the Series B Shares or Series A Shares, as the case may be, received on the conversion will, subject to the cost averaging rules contained in the Tax Act for identical properties described below, be deemed to be equal to the Holder’s adjusted cost base of the converted Series A Shares or Series B Shares, as the case may be, immediately before the conversion. For the purpose of determining the adjusted cost base of a Holder’s shares of a particular series of shares of the Corporation, when additional shares of that series are acquired (including on a conversion), the cost of newly acquired shares of that series will be averaged with the adjusted cost base of all shares of that series owned by the Holder as capital property immediately before that time.

RISK FACTORS

An investment in the Series A Shares or the Series B Shares is subject to certain risks. In addition to the risks described herein, reference is made to the section entitled “Risk Factors” beginning at page 60 of the AIF dated March 30, 2012, which is incorporated herein by reference. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking statements. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.

Risks Associated with owning a Gas Utility

As a result of the acquisition of EnergyNorth and the Midwest Gas Utilities, the Corporation is exposed to risks inherent in natural gas transmission and distribution activities, such as leaks, explosions and mechanical problems, that could cause substantial financial losses. In addition, these risks could result in significant injury, loss of human life, significant damage to property, environmental pollution and impairment of operations, any of which could result in substantial losses. For assets located near populated areas, the level of damage resulting from these risks could be greater.

Market for Securities

There is currently no market through which the Series A Shares may be sold and purchasers of Series A Shares may not be able to resell the Series A Shares purchased under this short form prospectus. The price offered to the public for the Series A Shares and the number of Series A Shares to be issued have been determined by negotiations among the Corporation and the Underwriters. The price paid for each Series A Share may bear no relationship to the price at which the Series A Shares or Series B Shares will trade in the public market subsequent to this Offering. The Corporation cannot predict at what price the Series A Shares or Series B Shares will trade and there can be no assurance that an active trading market will develop for the Series A Shares or, if developed, that such market will be sustained. The Corporation has applied to list and post for trading the Series A Shares and Series B Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. There can be no assurance that the Series A Shares and Series B Shares will be accepted for listing on the TSX.

Market Price

The market price of the Series A Shares and Series B Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Series A Shares and Series B Shares in the marketplace, failure to meet analysts’ expectations, any public announcements made in regard to this Offering, the impact of various tax laws or rates and general market conditions or the worldwide economy. In recent years, stock markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Series A Shares and Series B Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Prevailing yields on similar securities will affect the market value of the Series A Shares and Series B Shares. Assuming all other factors remain unchanged, the market value of the Series A Shares and Series B Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over the Government of Canada Yield, T-Bill Rate and comparable benchmark rates of interest for similar securities will also affect the market value of the Series A Shares and the Series B Shares in an analogous manner.

Dividends

Provisions of various trust indentures and credit arrangements to which the Corporation is a party restrict the Corporation’s ability to declare and pay dividends under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation’s ability to declare and pay dividends on the Series A Shares and Series B Shares. The dividend rate in respect of the Series A Shares will reset on December 31, 2018 and every five years thereafter. The dividend rate in respect of the Series B Shares will reset quarterly. In each case, the new dividend rate is unlikely to be the same as, and may be lower than, the dividend rate for the applicable preceding dividend period.

Investments in the Series B Shares, given their floating interest component, entail risks not associated with investments in the Series A Shares. The resetting of the applicable rate on a Series B Share may result in a lower yield compared to fixed rate Series A Shares. The applicable rate on a Series B Share will fluctuate in accordance with fluctuations in the T-Bill Rate on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Corporation has no control. See “Details of the Offering – Description of the Series B Shares – Dividends”.

Reference is made to “Earnings Coverage Ratios” in this short form prospectus, which is relevant to an assessment of the risks that the Corporation will be unable to pay dividends on the Series A Shares or the Series B Shares.

Credit Ratings

The credit ratings applied to the Series A Shares are an assessment, by the Rating Agencies, of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the Series A Shares may affect the market price or value and the liquidity of the Series A Shares. There is no assurance that any credit rating assigned to the Series A Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. See “Credit Ratings”.

Insolvency or Winding-Up

The Series A Shares and Series B Shares are equity capital of the Corporation which rank equally with other first preferred shares, if any, in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation’s assets must be used to pay liabilities and other debt before payments may be made on the Series A Shares, Series B Shares and other first preferred shares, if any.

Automatic Conversion

An investment in the Series A Shares, or in the Series B Shares, as the case may be, may become an investment in Series B Shares, or in Series A Shares, without the consent of the holder in the event of an automatic conversion in the circumstances described under “Details of the Offering – Description of the Series A Shares – Conversion of Series A Shares into Series B Shares” and “Details of the Offering – Description of the Series B Shares – Conversion of Series B Shares into Series A Shares”. Upon automatic conversion of the Series A Shares into Series B Shares, the dividend rate on the Series B Shares will be a floating rate that is adjusted quarterly by reference to the T-Bill Rate which may vary from time to time while, upon the automatic conversion of the Series B Shares into Series A Shares, the dividend rate on the Series A Shares will be, for each five-year period, a fixed rate that is determined by reference to the Government of Canada Yield on the 30th day prior to the first day of each such five-year period. In addition, holders may be prevented from converting their Series A Shares into Series B Shares and their Series B Shares into Series A Shares in certain circumstances. See “Details of the Offering – Description of the Series A Shares – Conversion of Series A Shares into Series B Shares” and “Details of the Offering – Description of the Series B Shares – Conversion of Series B Shares into Series A Shares”.

No Fixed Maturity

Neither the Series A Shares nor the Series B Shares have a fixed maturity date and are not redeemable at the option of the holders of Series A Shares or the Series B Shares, as applicable. The ability of a holder to liquidate its holdings of Series A Shares and the Series B Shares, as applicable, may be limited.

Redeemable

The Corporation may choose to redeem the Series A Shares and the Series B Shares from time to time, in accordance with its rights described under “Details of the Offering – Description of the Series A Shares – Redemption” and “Details of the Offering – Description of the Series B Shares – Redemption”, including when prevailing interest rates are lower than the yield borne by the Series A Shares and the Series B Shares. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Series A Shares or the Series B Shares being redeemed. The Corporation’s redemption right also may adversely impact a purchaser’s ability to sell Series A Shares and Series B Shares.

Risk of Investment not Closing

A subsidiary of the Corporation has entered into agreements to acquire an interest in U.S. wind projects once they have been constructed and have reached commercial operation. The Corporation is not assuming development risk with respect to these projects. Nevertheless, there are significant risks and uncertainties associated with constructing and commissioning a wind farm and there can be no assurance that they will achieve commercial operation or satisfy other conditions precedent, and accordingly there is a risk the investment will not occur.

Risk of Energy Production Falling Short of Hedge Quantities

The Corporation has certain power generation facilities that have contract commitments to deliver a minimum quantity of energy in exchange for a fixed price. Failure by the projects to generate sufficient energy to satisfy the minimum commitments could result in the projects having to acquire any shortfall in the open markets at prices in excess of those that would be received under the contract’s fixed price commitments. The Corporation mitigates this risk by contracting minimum quantities at levels less than the average expected production, but there can be no certainty even at these lower levels of contracted energy production that sufficient energy production will be generated to satisfy the commitment.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and National Bank Financial Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiaries of a Canadian chartered banks which are lenders (the “Lenders”) to APCo and Liberty Utilities under their respective revolving credit facilities. In addition, the Canadian chartered bank affiliate of BMO Nesbitt Burns Inc. has provided APCo with a fixed for floating interest rate swap. Accordingly, the Corporation may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation.

As of October 25, 2012 approximately $74 million has been drawn on the APCo Senior Credit Facility and approximately $34 million on the Liberty Senior Credit Facility. APCo and Liberty Utilities are in compliance with all material terms of the agreements governing the respective facilities.

The decision to distribute the Series A Shares offered hereby and the determination of the terms of the distribution were made through negotiations primarily between Algonquin and Scotia Capital Inc. and TD Securities Inc. on their own behalf and on behalf of the other Underwriters. The respective Lenders under the APCo Senior Credit Facility, the Liberty Senior Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and National Bank Financial Inc. will receive its share of the Underwriters’ fee. See “Use of Proceeds”.

AUDITORS AND REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5.

The registrar and transfer agent for the Common Shares is, and for the Series A Shares and Series B Shares will be, Canadian Stock Transfer Company Inc., as administrative agent for CIBC Mellon Trust Company, at its principal office in Toronto, Ontario.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP. As at the date hereof, partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares, respectively, and partners and associates of Bennett Jones LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares, respectively.

KPMG LLP, auditors of the Corporation, confirms that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

PricewaterhouseCoopers LLP confirms that it has complied with the U.S. Securities and Exchange Commission’s rules on auditor independence in regards to Granite State and EnergyNorth as of July 2, 2012 and during the period covered by the financial statements on which PricewaterhouseCoopers LLP reported. Granite State and EnergyNorth’s financial statements are included in the Amended BAR incorporated herein.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

To:	The Directors of Algonquin Power & Utilities Corp.

We have read the short form prospectus of Algonquin Power & Utilities Corp. (the “Corporation”) dated October —, 2012 relating to the distribution of — Series A Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2011 and December 31, 2010 and the consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 21, 2012.

Toronto, Canada	—
—, 2012	Chartered Accountants,
Licensed Public Accountants

CERTIFICATE OF THE CORPORATION

Dated: October 26, 2012

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) IAN ROBERTSON		(Signed) DAVID BRONICHESKI
Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

(Signed) CHRISTOPHER BALL		(Signed) CHRISTOPHER JARRATT
Director		Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: October 26, 2012

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada.

(Signed) THOMAS KURFURST			(Signed) JOHN KROEKER
SCOTIA CAPITAL INC.			TD SECURITIES INC.

(Signed) JAMES	(Signed) DAVID	(Signed) FRANCOIS	(Signed) WILLIAM	(Signed) ROBERT
TOWER	WILLIAMS	CARRIER	TEBBUTT	NICHOLSON
BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	DESJARDINS SECURITIES INC.	NATIONAL BANK FINANCIAL INC.	RBC DOMINION SECURITIES INC.

(Signed) ALAN POLAK		(Signed) JIMMY LEUNG	(Signed) MARC MURNAGHAN
CANACCORD GENUITY CORP.		RAYMOND JAMES LTD	CORMARK SECURITIES INC.

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